Exhibit 99.1

Allot Announces Third Quarter 2020 Financial Results

Q3 2020 revenue grew by 26% year-over-year

Reconfirms 2020 revenue guidance between $135-140 million

Hod Hasharon, Israel – November 4, 2020 - Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of innovative network intelligence and security solutions for communication service providers and enterprises worldwide, today announced its unaudited third quarter 2020 financial results.

Highlights of the third quarter

•	Third quarter revenues were $34.8 million, up 26% year-over-year;

•
Non-GAAP operating loss reduced to $1.0 million compared with operating loss of $2.2 million in the third quarter of last year;  GAAP operating loss of $2.5 million compared with $2.2 million in the third quarter of last year;

•
Non-GAAP net loss reduced to $1.2 million compared with non-GAAP net loss of $1.9 million in the third quarter of last year; GAAP net loss of $2.4 million compared with $2.1 million in the third quarter of last year;

Financial Outlook

•	Management reiterates its prior-issued guidance, with expectations for full year 2020 revenues to be between $135 - $140 million, representing accelerated double-digit growth over those of 2019.

•	Management continues to expect to be profitable in the fourth quarter this year;

•
Management continues to expect to close additional Recurring Security Revenue deals in 2020 and reiterates that the MAR* (maximum annual revenue potential of concluded transactions) of new deals expected to be signed in 2020 should exceed $140 million.

Management Comment

Erez Antebi, President & CEO of Allot, commented: “We are very happy with the strong continued growth and solid performance we have shown throughout 2020. While the challenging business environment caused by COVID-19 continues to result in some delays in signing new contracts,  we expect our revenues to continue to grow in the fourth quarter as well.  In addition, we are very encouraged by the growing number of operators who see the need to provide consumers and SMBs with the zero touch clientless security solutions that Allot offers.”

Third quarter 2020 Financial Results Summary

Total revenues for the third quarter of 2020 were $34.8 million, an increase of 26% compared to $27.6 million in the third quarter of 2019.

Gross profit on a GAAP basis for the third quarter of 2020 was $23.7 million (gross margin of 68.3%), compared with $19.2 million (gross margin of 69.4%) in the third quarter of 2019, representing a 24% improvement.

Gross profit on a non-GAAP basis for the third quarter of 2020 was $24.0 million (gross margin of 69.0%), a 24% improvement compared with $19.4 million (gross margin of 70.2%) in the third quarter of 2019.

Net loss on a GAAP basis for the third quarter of 2020 was $2.4 million, or $0.07 per basic share, compared with a net loss of $2.1 million, or $0.06 per basic share, in the third quarter of 2019.

Non-GAAP net loss for the third quarter of 2020 was $1.2 million, or $0.03 per basic share, compared with a non-GAAP net loss of $1.9 million, or $0.05 per basic share, in the third quarter of 2019.

Cash and investments as of September 30, 2020 totaled $107.2 million, compared with $109.2 million, as of June 30, 2020.

# # #

Conference Call & Webcast

The Allot management team will host a conference call to discuss third quarter 2020 earnings results today, November 4, 2020 at 8:30 am ET, 3:30 pm Israel time. To access the conference call, please dial one of the following numbers:

US:  1-888-642-5032, UK: 0-800-917-5108, Israel: +972-3-918-0609

A live webcast and, following the end of the call, an archive of the conference call, will be accessible on the Allot website at: http://investors.allot.com/index.cfm

Additional Resources

Allot Blog: https://www.allot.com/blog
Follow us on Twitter: @allot_ltd
Follow us on LinkedIn: https://www.linkedin.com/company/allot-communications

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers and enterprises worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot's multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1000 enterprises. Our industry leading network-based security as a service solution has achieved over 50% penetration with some service providers and is already used by over 20 million subscribers globally.

Allot. See. Control. Secure.

For more information, visit www.allot.com

*MAR (maximum annual revenue potential of concluded transactions) was estimated by Allot upon transaction signature and constitutes an approximation of the theoretical annual revenues Allot would receive if 100% of the customer’s subscribers, as estimated by Allot, signed up for the service.

GAAP to Non-GAAP Reconciliation

Non-GAAP net income is defined as GAAP net income after excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, deferred tax asset adjustment, tax related items, exchange rate differences related to revaluation of assets and liabilities denominated in non-dollar currencies and other acquisition-related expenses.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results is provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: those related to the COVID-19 pandemic, our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on fourth party channel partners for a material portion of our revenues; court approval of the Company’s proposed share buy-back program; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact GK Investor Relations Ehud Helft +1 646 201 9246 allot@gkir.com	Public Relations Contact Seth Greenberg, Allot Ltd. +972 54 922 2294 sgreenberg@allot.com

TABLE - 1
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	$34,752	$27,637	$96,831	$79,533
Cost of revenues	11,007	8,456	28,455	24,050
Gross profit	23,745	19,181	68,376	55,483

Operating expenses:
Research and development costs, net	11,741	8,091	30,836	22,898
Sales and marketing	11,439	12,233	34,741	34,919
General and administrative	3,076	1,096	10,671	4,724
Total operating expenses	26,256	21,420	76,248	62,541
Operating loss	(2,511)	(2,239)	(7,872)	(7,058)
Financial and other income, net	646	257	1,514	1,360
Loss before income tax expenses	(1,865)	(1,982)	(6,358)	(5,698)

Tax expenses	528	129	1,309	1,279
Net Loss	(2,393)	(2,111)	(7,667)	(6,977)

Basic net loss per share	$(0.07)	$(0.06)	$(0.22)	$(0.20)

Diluted net loss per share	$(0.07)	$(0.06)	$(0.22)	$(0.20)

Weighted average number of shares used in
computing basic net loss per share	35,163,221	34,348,200	34,903,109	34,183,272

Weighted average number of shares used in
computing diluted net loss per share	35,163,221	34,348,200	34,903,109	34,183,272

TABLE - 2
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	Septemer 30,		Septemer 30,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)
GAAP cost of revenues	$11,007	$8,456	$28,455	$24,050
Share-based compensation (1)	(89)	(67)	(242)	(188)
Amortization of intangible assets (2)	(152)	(237)	(456)	(701)
Changes in taxes and headcount related items (4)	-	75	-	75
Non-GAAP cost of revenues	$10,766	$8,227	$27,757	$23,236

GAAP gross profit	$23,745	$19,181	$68,376	$55,483
Gross profit adjustments	241	229	698	814
Non-GAAP gross profit	$23,986	$19,410	$69,074	$56,297

GAAP operating expenses	$26,256	$21,420	$76,248	$62,541
Share-based compensation (1)	(1,177)	(747)	(3,180)	(2,214)
Amortization of intangible assets (2)	-	(188)	-	(565)
Income (Expenses) related to M&A activities (3)	(48)	1,198	(82)	2,735
Changes in taxes and headcount related items (4)	-	(31)	-	(31)
Non-GAAP operating expenses	$25,031	$21,652	$72,986	$62,466

GAAP financial and other income	$646	$257	$1,514	$1,360
Exchange rate differences*	(370)	235	(468)	202
Non-GAAP Financial and other income	$276	$492	$1,046	$1,562

GAAP taxes on income	$528	$129	$1,309	$1,279
Tax expenses in respect of net deferred tax asset recorded	(112)	(16)	(187)	(49)
Non-GAAP taxes on income	$416	$113	$1,122	$1,230

GAAP Net Loss	$(2,393)	$(2,111)	$(7,667)	$(6,977)
Share-based compensation (1)	1,266	814	3,422	2,402
Amortization of intangible assets (2)	152	425	456	1,266
Expenses (Income) related to M&A activities (3)	48	(1,198)	82	(2,735)
Changes in taxes and headcount related items (4)	-	(44)	-	(44)
Exchange rate differences*	(370)	235	(468)	202
Tax expenses in respect of net deferred tax asset recorded	112	16	187	49
Non-GAAP Net Loss	$(1,185)	$(1,863)	$(3,988)	$(5,837)

GAAP Loss per share (diluted)	$(0.07)	$(0.06)	$(0.22)	$(0.20)
Share-based compensation	0.04	0.02	0.10	0.07
Amortization of intangible assets	0.00	0.01	0.01	0.03
Expenses (Income) related to M&A activities	0.01	(0.03)	0.01	(0.08)
Exchange rate differences*	(0.01)	0.01	(0.01)	0.01
Non-GAAP Net loss per share (diluted)	$(0.03)	$(0.05)	$(0.11)	$(0.17)

Weighted average number of shares used in
computing GAAP diluted net loss per share	35,163,221	34,348,200	34,903,109	34,183,272

Weighted average number of shares used in
computing non-GAAP diluted net loss per share	35,163,221	34,348,200	34,903,109	34,183,272

* Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.

TABLE - 2 cont.
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	Septemer 30,		September 30,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)

(1) Share-based compensation:
Cost of revenues	$89	$67	$242	$188
Research and development costs, net	353	234	956	617
Sales and marketing	551	297	1,462	907
General and administrative	273	216	762	690
	$1,266	$814	$3,422	$2,402

(2) Amortization of intangible assets
Cost of revenues	$152	$237	$456	$701
Sales and marketing	-	188	-	565
	$152	$425	$456	$1,266

(3) Expenses (Income) related to M&A activities
General and administrative	$-	$(1,561)	$-	$(3,508)
Research and development costs, net	48	363	82	773
	$48	$(1,198)	$82	$(2,735)

(4) Changes in taxes and headcount related items
Sales and marketing	$-	$16	$-	$16
Cost of revenues	-	(75)	-	(75)
General and administrative	-	15	-	15
	$-	$(44)	$-	$(44)

TABLE - 3
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30,	December 31,
	2020	2019
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$18,191	$16,930
Short-term bank deposits	55,376	5,557
Restricted deposit	1,279	23,183
Available-for-sale marketable securities	31,912	61,012
Trade receivables, net	18,945	29,008
Other receivables and prepaid expenses	7,237	6,528
Inventories	15,536	10,668
Total current assets	148,476	152,886

LONG-TERM ASSETS:
Restricted deposit	440	10,913
Severance pay fund	403	387
Operating lease right-of-use assets	5,173	6,368
Deferred taxes	345	517
Other assets	659	926
Total long-term assets	7,020	19,111

PROPERTY AND EQUIPMENT, NET	11,019	8,135
GOODWILL AND INTANGIBLE ASSETS, NET	34,580	35,037

Total assets	$201,095	$215,169

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$10,899	$11,676
Deferred revenues	22,833	36,360
Short-term operating lease liabilities	3,168	3,151
Other payables and accrued expenses	22,917	22,255
Total current liabilities	59,817	73,442

LONG-TERM LIABILITIES:
Deferred revenues	9,392	5,262
Long-term operating lease liabilities	1,997	3,820
Accrued severance pay	846	794
Total long-term liabilities	12,235	9,876

SHAREHOLDERS' EQUITY	129,043	131,851

Total liabilities and shareholders' equity	$201,095	$215,169

TABLE - 4
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities:

Net Loss	$(2,393)	$(2,111)	$(7,667)	$(6,977)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	978	682	2,663	1,915
Stock-based compensation related to options granted to employees	1,266	814	3,422	2,402
Amortization of intangible assets	152	425	456	1,266
Increase (Decrease) in accrued severance pay, net	36	17	36	(33)
Decrease (Increase) in other assets	108	111	267	(166)
Decrease in accrued interest and amortization of premium on marketable securities	118	95	346	336
Changes in operating leases, net	(444)	(235)	(611)	147
Decrease in trade receivables	2,579	889	10,063	5,119
Increase in other receivables and prepaid expenses	(227)	(315)	(1,146)	(689)
Decrease (Increase) in inventories	1,730	1,483	(4,868)	1,249
Decrease (Increase) in long-term deferred taxes, net	68	(87)	172	(269)
Increase (Decrease) in trade payables	3,423	686	(777)	(526)
Increase (Decrease) in employees and payroll accruals	(47)	(953)	(348)	587
Increase (Decrease) in deferred revenues	(7,940)	16,437	(9,397)	17,760
Increase (Decrease) in other payables, accrued expenses and other long term liabilities	453	(3,474)	970	(9,504)
Net cash provided by (used in) operating activities	(140)	14,464	(6,419)	12,617

Cash flows from investing activities:
Decrease (Increase) in restricted deposit	21,875	(10,002)	32,377	(10,043)
Redemption of (Investment in) short-term deposits	(40,376)	9,067	(49,819)	13,986
Purchase of property and equipment	(1,851)	(1,313)	(5,547)	(2,790)
Investment in available-for sale marketable securities	-	(7,192)	(375)	(31,796)
Proceeds from redemption or sale of available-for sale marketable securities	7,918	8,813	29,364	32,382
Net cash provided by (used in) investing activities	(12,434)	(627)	6,000	1,739

Cash flows from financing activities:
Exercise of employee stock options	223	111	1,680	773
Net cash provided by financing activities	223	111	1,680	773

Increase (Decrease) in cash and cash equivalents	(12,351)	13,948	1,261	15,129
Cash and cash equivalents at the beginning of the period	30,542	17,517	16,930	16,336

Cash and cash equivalents at the end of the period	$18,191	$31,465	$18,191	$31,465